DEFENSE INDUSTRIES INTERNATIONAL, INC.
P.O. Box 779
Ashkelon, 78101 ISRAEL
Tel: ++972-8-6891611
Fax: ++972-8-6899287
e-mail: dfns@defense-industries.com

January 16, 2008

Mr. William Thompson
Branch Chief
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 6010
Washington, D.C. 20549-3561

Re:	Defense Industries International, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2006
Filed October 29, 2007
Forms 10-QSB/A for Fiscal Quarters Ended
March 31, 2007, June 30, 2007 and September 30, 2007
Filed October 29, 2007
File No. 0-30105

Dear Mr. Thompson:

We are submitting this letter in response to the written comments of the of the staff of the Securities and Exchange Commission (the “Staff”), in a letter to Ms. Tsipi Moldovan, Chief Financial Officer and Director of the Company, dated January 3, 2007.

Subsequent to the issuance of the comment letter dated January 3, 2007, the Staff in a telephone conference agreed that we may continue to present our financials in accordance with our interpretation of EITF 00-19-2 as provided in the response letter dated December 4, 2007, to the Staff’s comment number 5 contained its letter of November 9, 2007. As a result, we are now reiterating our previously provided responses to comments number 2, 3, 4 and 6 in the Staff’s letter dated November 9, 2007 and are concurrently filing an amendment to Form 10-KSB/A for fiscal year ended December 31, 2006 and amendments to Forms 10-QSB/A for fiscal quarters ended March 31, 2007 and June 30, 2007.

We acknowledge that:

—	we are responsible for the accuracy of the disclosure in its filings;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State

Kind regards

/s/ Joseph Postbinder —————————————— Joseph Postbinder Chief Executive Officer and Chairman of the Board of Directors